UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MoneyGram International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y109

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2011

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 173,207,291
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 173,207,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,207,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% (1)
14	TYPE OF REPORTING PERSON HC; CO

_____________________

(1) All calculations of percentage ownership in this Schedule 13D are based upon a total of 571,501,322 shares of Common Stock outstanding, which is the sum of (a) 398,311,755 shares of Common Stock outstanding as of May 18, 2011, as set forth in the Issuer’s Current Report on Form 8-K, filed May 23, 2011, plus (b) 173,189,567 shares of Common Stock issuable upon the conversion by a holder other than the Reporting Persons or their affiliates, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer issued to the Reporting Persons pursuant to the Recapitalization Agreement.  The shares of Series D participating Convertible Preferred Stock held by the Reporting Persons do not vote as a class with the Common Stock.

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 168,440,606
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 168,440,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,440,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14	TYPE OF REPORTING PERSON BD; PN; IA

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 62,894,587
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 62,894,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,894,587
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 62,894,587
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 62,894,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,894,587
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 17,294,939
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,294,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,294,939
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 52,313,504
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 52,313,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,313,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 52,313,504
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 52,313,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,313,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,235,274
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,235,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 17,294,939
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,294,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,294,939
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,235,274
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,235,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSMP V Onshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 13,000,004
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,000,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 13,000,004
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,000,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Onshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 13,000,004
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,000,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSMP V Institutional US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,260,295
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,260,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,295
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,260,295
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,260,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,295
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Institutional Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,260,295
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,260,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,295
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GSMP V Offshore US, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 19,424,275
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 19,424,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,424,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 19,424,275
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 19,424,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,424,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60935Y109	13D

1	NAMES OF REPORTING PERSON GS Mezzanine Partners V Offshore Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 19,424,275
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 19,424,275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,424,275
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60935Y109

    This Amendment No.3 (this “Amendment No. 3”) supplements and amends certain information in the Schedule 13D filed on April 4, 2008, as amended by Amendment No. 1, filed March 9, 2011, and Amendment No. 2 filed May 9, 2011  (the “Original 13D” and, together with this Amendment No. 3, the “Schedule 13D”) on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital”), GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany”), GS Capital Partners VI Parallel, L.P. (“GS Parallel”), GS Mezzanine Partners V Onshore Fund, L.L.C. (“GS Mezzanine Onshore GP”), GS Mezzanine Partners V Institutional Fund, L.L.C. (“GS Mezzanine Institutional GP”), GS Mezzanine Partners V Offshore Fund, L.L.C. (“GS Mezzanine Offshore GP”), GS Mezzanine Partners V Onshore Fund, L.P. (“GS Mezzanine Onshore”), GS Mezzanine Partners V Institutional Fund, L.P. (“GS Mezzanine Institutional”), GS Mezzanine Partners V Offshore Fund, L.P. (“GS Mezzanine Offshore”), GSMP V Onshore US, Ltd. (“GSMP Onshore”), GSMP V Institutional US, Ltd. (“GSMP Institutional”), and GSMP V Offshore US, Ltd. (“GSMP Offshore” and, together with the foregoing entities, the “Reporting Persons”).

ITEM 1.  SECURITY AND ISSUER

Item 1 of the Original 13D is hereby amended and restated in its entirety as follows:

“This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of MoneyGram
International, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 2828 N. Harwood Street, 15th Floor, Dallas, Texas, 75201.

The Reporting Persons currently hold Series D Participating Convertible Preferred Stock, par value $0.01 per share (the “Series D Stock”). THL and Silver Point (each as defined in Item 2) currently hold Common Stock. Each share of Series D Stock is convertible, by a holder other than the Reporting Persons or their affiliates that receives the Series D Stock in a Widely Dispersed Offering (as defined in Item 4) into Common Stock, so the Reporting Persons may be deemed to beneficially own the shares of Common Stock into which the shares of Series D Stock are convertible. The Amended and Restated Series D Stock Certificate of Designations (the “Amended and Restated Series D Certificate”) is included as Exhibit 1 hereto and incorporated by reference in its entirety into this Item 1.

The Reporting Persons previously held Series B-1 Participating Convertible Preferred Stock, par value $0.01 per share (the “Series B-1 Stock”). THL and Silver Point previously held Series B Participating Convertible Preferred Stock, par value $0.01 per share (the “Series B Stock”). Each share of Series B-1 Stock was convertible at any time into a certain number of shares of non-voting Series D Stock, a Common Stock equivalent, with the precise number determined by a formula in the Series B-1 Stock Certificate of Designations (the “Series B-1 Certificate”), which was included as Exhibit 7.06 to the Original 13D.  Each share of Series B-1 Stock was convertible into one share of Series B Stock by any holder other than the Reporting Persons and their affiliates. Each share of Series B Stock was convertible at any time after the Voting Date (as defined in Item 4) into a certain number of shares of Common Stock, with the precise number determined by a formula in the Series B Stock Certificate of Designations (the “Series B Certificate”, and together with the Series B-1 Certificate, the “Certificates”), which was included as Exhibit 7.05 to the Original 13D.”

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended by adding the following:

        “The number of shares of Common Stock of each Reporting Person set forth on the cover pages hereto reflect the fact that the Recapitalization (as defined in Item 4) was consummated on May 18, 2011 (the “Recapitalization Closing Date”), in accordance with the terms of the Recapitalization Agreement, as amended by the Amendment (each as defined in Item 4), and the Additional Shares (as defined in Item 4) were issued to the Investors.  The Recapitalization and the issuance of the Additional Shares did not involve the Reporting Persons’ use of any funds or other consideration other than the conversion of the Series B-1 Stock.”

 ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by deleting the paragraph beginning “In the event the Closing Date is on June 24, 2011” and replacing it with the following:

“The Stockholder Meeting was held on May 18, 2011 and the Stockholder Approval Requirements were satisfied.  Following the Stockholder Meeting on May 18, 2011, the closing of the Recapitalization occurred in accordance with the Recapitalization Agreement, as amended by the Amendment, and (i) the holders of Series B Stock converted all of the shares of Series B Stock into Common Stock in accordance with the Series B Certificate, (ii) the GS Investors converted all of the shares of Series B-1 Stock into Series D Stock in accordance with the Series B-1 Certificate, (iii) the Series D Certificate was amended as set forth in the Amended and Restated Series D Certificate attached as Exhibit 1 and incorporated herein by reference, (iv) an amount equal to the dividends payable (at the 12.5% accrual rate) on the Series B Stock and Series B-1 Stock with respect to the quarterly dividend period beginning on March 25, 2011 through and including the Recapitalization Closing Date was paid in cash to the Investors, and (v) as an inducement to the Investors to effect such conversions in accordance with the Series B Certificate and the Series B-1 Certificate and to forgo the rights to liquidation preferences and future dividends provided for in the Series B Certificate and the Series B-1 Certificate, as applicable, the Company paid the Investors additional consideration in the form of cash and issued to the Investors the Additional Shares, as applicable.  No shares of Series B Stock or Series B-1 Stock remain outstanding.  The closing of the Recapitalization may have resulted in one or more of the actions specified in clauses (a) – (j) of Item 4 of Schedule 13D, including without limitation a change to the present capitalization or dividend policy of the Company.

The Series D Stock is convertible into shares of Common Stock by a holder, other than the Reporting Person or their affiliates, that receives such shares by means of (i) a widespread public distribution, (ii) a transfer to an underwriter for the purpose of conducting a widespread public distribution, (iii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (iv) a transfer to a transferee that would control more than 50% of the voting securities of the Company without any transfer from such transferor or its affiliates, as applicable (each of (i) – (iv), a “Widely Dispersed Offering”).  The Series D Stock held by the Reporting Persons is generally non-voting while held by the Reporting Persons or their affiliates and while held by any holder who receives such shares by means other than a Widely Dispersed Offering except for the right of such holders to vote on specific actions described in the Amended and Restated Series D Certificate.

As previously discussed, the Purchase Agreement provides the Investors certain rights to designate Board Representatives.  In connection with the closing of the Recapitalization, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Certification of Incorporation (the “Certificate Amendment”) to amend the Company’s Amended and Restated Certificate of Incorporation to remove the GS Investors’ right to designate a Board Representative.  THL has the right to designate two (2) to four (4) Board Representatives (the “THL Board Representatives”), which THL Board Representatives together shall be authorized to vote (with each THL Board Representative having equal votes) on all matters occasioning action by the Board a total number of votes equal to the number of votes as is proportionate to the Investors’ common stock ownership, calculated on a fully converted basis assuming the conversion of all shares of Series D Stock into common stock.  Therefore, each director designated by THL has multiple votes and each other director has one vote.  This mechanism is the same as the mechanism that existed prior to the Certificate Amendment, except that prior the to the Certificate Amendment, the number of votes to which the THL Board Representatives were entitled was reduced by the one vote to which a Board Representative appointed by the GS Investors was entitled, if there was such as Board Representative.”  This summary of the Certificate Amendment does not purport to be complete and is qualified in its entirety by reference to the Certificate Amendment, which is attached as Exhibit 2 and incorporated by reference in its entirety into this Item 4.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended as follows:

(i) Subsection (a) is amended and restated in its entirety as follows:

“As of May 18, 2011, GS Group may be deemed to beneficially own an aggregate of 173,207,291 shares of Common Stock, consisting of (i) 168,422.8824 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 168,422,882 shares of Common Stock, (ii) 4,766.6854 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 4,766,685 shares of Common Stock, and (iii) 17,724 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 30.3% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of May 18, 2011, Goldman Sachs may be deemed to beneficially own an aggregate of 168,440,606 shares of Common Stock, consisting of (i) 168,422.8824 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 168,422,882 shares of Common Stock, and (ii) 17,724 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 29.5% of the outstanding Common Stock.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

As of May 18, 2011, GSCP Advisors and GS Capital may each be deemed to beneficially own an aggregate of 62,894,587 shares of Common Stock, consisting of 62,894.5879 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 62,894,587 shares of Common Stock, representing in the aggregate approximately 11.0% of the outstanding Common Stock.

As of May 18, 2011, GSCP Offshore Advisors and GS Offshore may each be deemed to beneficially own an aggregate of 52,313,504 shares of Common Stock, consisting of 52,313.5042 shares of Series D Preferred Stock cquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 52,313,504 shares of Common Stock, representing in the aggregate approximately 9.2% of the outstanding Common Stock.

As of May 18, 2011, GS Advisors and GS Parallel may each be deemed to beneficially own an aggregate of 17,294,939 shares of Common Stock, consisting of 17,294.9396 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 17,294,939 shares of Common Stock, representing in the aggregate approximately 3.0% of the outstanding Common Stock.

As of May 18, 2011, GS GmbH and GS Germany may each be deemed to beneficially own an aggregate of 2,235,274 shares of Common Stock, consisting of 2,235.2742 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 2,235,274 shares of Common Stock, representing in the aggregate approximately 0.4% of the outstanding Common Stock.

As of May 18, 2011, GS Mezzanine Onshore GP, GS Mezzanine Onshore and GSMP Onshore may each be deemed to beneficially own an aggregate of 13,000,004 shares of Common Stock, consisting of 13,000.0049 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 13,000,004 shares of Common Stock, representing in the aggregate approximately 2.3% of the outstanding Common Stock.

As of May 18, 2011, GS Mezzanine Institutional GP, GS Mezzanine Institutional and GSMP Institutional may each be deemed to beneficially own an aggregate of 1,260,295 shares of Common Stock, consisting of 1,260.2957 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 1,260,295 shares of Common Stock, representing in the aggregate approximately 0.2% of the outstanding Common Stock.

As of May 18, 2011, GS Mezzanine Offshore GP, GS Mezzanine Offshore and GSMP Offshore may each be deemed to beneficially own an aggregate of 19,424,275 shares of Common Stock, consisting of 19,424.2759 shares of Series D Preferred Stock acquired by the GS Investors on the Recapitalization Closing Date, which are convertible by a holder, other than the Reporting Persons or their affiliates, that receives such shares in a Widely Dispersed Offering into 19,424,275 shares of Common Stock, representing in the aggregate approximately 3.4% of the outstanding Common Stock.

As of May 18, 2011, THL and Silver Point may be deemed to beneficially own an aggregate of 314,601,233 shares of Common Stock, representing in the aggregate approximately 55.0% of the outstanding Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.”

(ii) Subsection (c) is amended and restated in its entirety as follows:

“No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C or II-D hereto, during the sixty day period from May 7, 2011 through May 19, 2011.”

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby amended by adding the following:

“Effective as of the Recapitalization Closing Date and as set forth in the Recapitalization Agreement, as amended by the Amendment, the THL Purchasers, GS Investors and GS Group amended the Shareholders Agreement (the “SHA Amendment”) such that (i) the GS Investors shall be entitled to exercise two of the six “Demand Registrations” (as defined in the Shareholders Agreement), (ii) the term “Securities” (as defined in the Shareholders Agreement) shall include all shares of Common Stock and Series D Preferred Stock issued pursuant to the Recapitalization Agreement and the shares of Common Stock received upon conversion of the Series D Preferred Stock issued pursuant to the Recapitalization Agreement, and (iii) Silver Point shall cease to be a party to the Shareholders Agreement on the nine-month anniversary of the Recapitalization Closing Date.  This summary of SHA Amendment does not purport to be complete and is qualified in its entirety by reference to the SHA Amendment, which is attached as Exhibit 3 and incorporated by reference in its entirety into this Item 6.

Effective as of the Recapitalization Closing Date and as set forth in the Recapitalization Agreement, as amended by the Amendment, the GS Investors, GS Group, THL and the Company amended the Registration Rights Agreement (the “Reg Rights Amendment”) such that (i) the number of “Demand Registrations” (as defined in the Registration Rights Agreement) shall be increased from five Demand Registrations to six, and (ii) the term “Registrable Securities” as defined in the Registration Rights Agreement) shall include all shares of Common Stock and Series D Preferred Stock issued pursuant to the Recapitalization Agreement and the shares of Common Stock received upon conversion of the Series D Preferred Stock issued pursuant to the Recapitalization Agreement.  This summary of Reg Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Reg Rights Amendment, which is attached as Exhibit 4 and incorporated by reference in its entirety into this Item 6.”

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Amended and Restated Certificate of Designations, Preferences and Rights of the Series D Stock, dated May 18, 2011 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on May 23, 2011).

Exhibit 2: Certificate of Amendment to the Company’s Amended and Restated Certification of Incorporation, dated May 18, 2011 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on May 23, 2011).

Exhibit 3: Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated May 18, 2011, by and among the Investors.

Exhibit 4: Amendment No. 1 to the Registration Rights Agreement, dated May 18, 2011, by and among the Investors and the Company (incorporated by reference to Exhibit 4.1 to the Current Report on form 8-K filed by the Company on May 23, 2011).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2011

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
BY:	GS Advisors VI, L.L.C., its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
BY:	GSCP VI Offshore Advisors, L.L.C., its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI FUND, L.P.
BY:	GSCP VI Advisors, L.L.C., its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
BY:	Goldman, Sachs Management GP GmbH, its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V ONSHORE FUND, L.P.
BY:	GS Mezzanine Partners V Onshore Fund, L.L.C., its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSMP V ONSHORE US, LTD.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V INSTITUTIONAL FUND, L.P.
BY:	GS Mezzanine Partners V Institutional Fund, L.L.C., its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSMP V Institutional US, LTD.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GS MEZZANINE PARTNERS V OFFSHORE FUND, L.P.
BY:	GS Mezzanine Partners V Offshore Fund, L.L.C., its General Partner

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact

GSMP V OFFSHORE US, LTD.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-Fact